Exhibit 1

British American Tobacco p.l.c.
(the "Company")

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

The Company announces that it was notified on 7 January 2021, that Jack Bowles, a person discharging managerial responsibility (PDMR) in the Company entered a security arrangement as detailed below. The security arrangement came into effect on 6 January 2021.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Jack Bowles
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	The pledge of 213,279 Ordinary Shares as security against a personal bank loan. The legal title of the shares is not affected by the security arrangement.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	213,279

d)	Aggregated information - Aggregated volume - Price	213,279 £nil
e)	Date of the transaction	2021-01-06
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Oliver Martin Date of notification: 08 January 2021